Exhibit (e)(C)

Form of

Settlement Agreement

between

CureVac N.V.
represented by its Chief Executive Officer
Alexander Zehnder
Friedrich-Miescher-Straße 15
72076 Tübingen
Germany

— hereinafter referred to as the "Company"—

and

Dr. Myriam Mendila

[   ]

- hereinafter referred to as the "Board Member"

Company and Board Member

hereinafter jointly referred to as the "Parties" or each individually as a "Party"

Preamble

(A)	Pursuant to a purchase agreement entered into between the Company and BioNTech SE, dated June 12, 2025 (the "Purchase Agreement"), BioNTech SE agreed to conduct an exchange offer to acquire all shares in the Company (the "Transaction").

(B)	The Parties have agreed on a Service Agreement Managing Director dated June 8, 2022, as amended by an amendment agreement dated April 23, 2024, (the "Management Service Agreement") and an indemnification agreement dated April 12, 2024 (the "Indemnification Agreement").

(C)	According to the resignation letter dated October 21, 2025 (the "Resignation Letter"), the Board Member has declared her resignation from the office of a member of the management board of the Company and from each and any other position [he/she] may hold in the Company or any of its subsidiaries, in each case effective as of and under the condition of the occurrence of the closing of the Transaction as defined in the Purchase Agreement (the "Closing"). The Resignation Letter is attached to this settlement agreement (the "Settlement Agreement") as Annex 1 and is deemed part of this Settlement Agreement.

(D)	Therefore, the Parties now agree on the following Settlement Agreement which shall also be agreed upon under the condition of the Closing. With the Settlement Agreement, the Parties have envisioned coming to a comprehensive arrangement.

§1
Termination of the Management Service Agreement between Company and the Board Member

The Parties agree that the existing relationship between them under the Management Service Agreement will expire upon effectiveness of the Resignation Letter (hereinafter "Expiration Date").

§2
Continuation of Remuneration

On the Expiration Date, the Company will properly settle the pro rata part of Board Member's monthly gross salary of EUR 35,416.67. The Board Member agrees that she will not be paid a bonus for the 2025 financial year.

§3
Severance Payment/Transaction Bonus

(1)	The Board Member will receive a severance payment as stipulated in Sec. 8.10.6 of the Management Service Agreement in an amount of EUR 584,375, i.e. the sum of the gross annual salary of the Board Member plus a gross amount corresponding to the gross bonus paid by the Company to the Board Member in the twelve months prior to Expiration Date.

(2)	The Board Member will receive a transaction retention bonus in accordance with the terms of (A) the transaction retention award letter to be entered into between the Board Member, the Company and BioNTech SE ("BioNTech") dated October 21, 2025 ("Award Letter"), which transaction retention bonus will be paid in the form of restricted stock units ("RSUs") under BioNTech’s 2024 Non-North America Employee Participation Plan ("Plan") and (B) the RSU award agreement to be entered into between the Board Member and BioNTech SE (the "RSU Agreement").

(3)	Payment of the severance payment pursuant to §3 sub 1 will be made in a lump sum, less any applicable withholdings, within 60 days following the Expiration Date. The grant of the RSUs pursuant to §3 sub 2 will be made in accordance with the terms of the Award Letter and the vesting and settlement of such RSUs will be in accordance with the RSU Agreement and the Plan.

§4
Non-compete clause

(1)	After the Expiration Date the Board Member shall remain bound by the non-competition clause and non-solicitation clause as referred to in Sec. 9 of the Management Service Agreement, including the penalty clause as referred to in Sec. 9 of the Management Service Agreement.

(2)	As defined in Sec. 8.10.7 & 9 of the Management Service Agreement, the Board Member will receive a total payment of 50 % of the sum of (i) the gross annual salary of the Board Member, (ii) a gross amount corresponding to the gross bonus and (iii) any ancillary benefits paid by the Company to the Board Member in the twelve months prior to Expiration Date, amounting to EUR 304,137.87 (gross) for non-compete coverage.

(3)	The non-compete coverage will be paid to the Board Member in twelve equal monthly installments of EUR 25,344.82 (gross), starting in the month following the Expiration Date, as long as the Board Member does fully comply with the non-compete agreement.

§5
Company Equity Awards

The Board Member holds the number of Company PSUs, Company RSUs, and Company Options (each as defined in the Purchase Agreement) that are set forth on Annex 2. Such awards shall be treated in accordance with Section 2.03 of the Purchase Agreement.

§6

[Reserved]

§7
Travel expenses

The Board Member will submit a final travel expense statement with auditable documentation without undue delay in the last week before the Expiration Date. The Company will settle the travel expenses in accordance with the applicable rules and procedures, including any advances paid, in the subsequent month.

§8
Resignation from office

The Board Member shall resign from the office as member of the management board of the Company, CureVac SE, and any of the Company's subsidiaries in accordance with the terms of the Resignation Letter attached as Annex 1. The Board Member shall cooperate in order to be deregistered from (i) the Trade Register of the Dutch Chamber of Commerce as managing director of the Company and (ii) the German Commercial Register as managing director of CureVac SE as soon as possible.

§9
Confidentiality obligation

(1)	The Board Member shall be obliged to observe the confidentiality clause as referred to in Sec. 8.2 of the Management Service Agreement. The Board Member shall be obligated, even after termination of the Management Service Agreement, to maintain strictest secrecy with regard to all internal confidential matters, in particular trade and business secrets, of which it became or becomes aware in the course of its activities for the Company and its affiliated companies. The Board Member is also obligated to maintain secrecy regarding the contents of this Settlement Agreement, including its Annexes.

(2)	The duty of confidentiality does not apply if there is a legal or official obligation to disclose information.

§10
Obligation to return

The Board Member is obligated to return to the Company by the Expiration Date all documents, property, objects, papers and other materials belonging to the Company or any affiliated company that are in the Board Member’s possession or control ("Company Property"). This applies in particular to keys, company ID cards, company cards. This also expressly includes copies and transcripts of such documents (regardless of the data carrier) as well as all means of communication, in particular laptops, smartphones, cell phones, etc., together with accessories. The Board Member shall have no right of retention with respect to any Company Property.

§11
Settlement of claims

The Parties hereby grant each other full and final discharge (finale kwijting) regarding all matters (present and future) that concern the Management Service Agreement, this Settlement Agreement and/or the termination of the aforementioned agreements, without prejudice to the rights and obligations arising from this Settlement Agreement. This full and final discharge is also granted by the Board Members to the Company’s affiliates. Without prejudice to any coverage of the Board Member under any applicable director’s and officers’ liability insurance coverage the full and final discharge granted by the Company to the Board Member pursuant to this Section 11 shall not extend to (i) any liability of the Board Member arising directly from actions or omissions during the tenure of the Board Member relating to the audit of CureVac SE’s compliance with the advance purchase agreement entered into between CureVac SE and the European Commission on 30 November 2020 by the EU Commission where a competent court or arbitral tribunal has established, without possibility for appeal, that the Board Member is directly liable for any such actions and/or omissions, (ii) the Board Member’s corporate tasks (vennootschapsrechtelijke taken), nor (iii) the execution thereof by the Board Member as managing director (statutair bestuurder) of the Company. Any claims of the Company, CureVac SE or any other affiliated company against the Board Member pursuant to Sec. 93 para. 2 and 3 German Stock Corporation Act ("AktG") remain unaffected by this settlement in accordance with Sec. 93 para. 4 sentence 3 AktG. The Board Member shall have no claim to any other bonus on any basis whatsoever, with the exception of the Transaction Bonus described in §3 sub 2 of this Settlement Agreement.

§12
Final provisions

(1)	To the extent permitted by law, the Parties hereby waive their rights under Sections 6:265 through 6:272 of the Dutch Civil Code ("DCC") to rescind (ontbinden) or nullify (vernietigen), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of this Settlement Agreement on any grounds.

(2)	This Settlement Agreement is considered to be a settlement agreement (vaststellingsovereenkomst) within the meaning of Section 7:900 DCC.

(3)	This Settlement Agreement and any non-contractual obligation arising out of or in connection with this Settlement Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

(4)	This Settlement Agreement including Annexes embodies the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, relative to said subject matter.

(5)	Amendments and supplements to this Settlement Agreement must be made in writing. No verbal ancillary agreements have been made.

(6)	Should any provision of this Settlement Agreement be or become invalid, this shall not affect the validity of the remaining provisions. The Parties undertake to replace the invalid provision with a provision that comes as close as possible to the invalid provision.

(7)	The Parties agree that any dispute in connection with this Settlement Agreement or any agreement resulting therefrom shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

(8)	The Board Member agrees that neither this Agreement, nor the furnishing of the consideration for this Agreement, shall be deemed or construed at any time to be an admission by the Company or any of its affiliates of any improper or unlawful conduct.

[signatures follow overleaf]

Signed on behalf of CUREVAC N.V.

Name:	Dr. Alexander Zehnder
Position:	CEO and member of the Management Board

Place, Date: Tübingen, October ___, 2025

and by

Name:	Dr. Myriam Mendila
Position:	CSO

Place, Date: Tübingen, October ___, 2025

ANNEX 1
Resignation Letter

ANNEX 2
Detailed LTIP statement as of October 21, 2025:

Grant Id	External Grant Id	Grant Type	First Name	Last Name	Grant Date	Grant Price / par Value	Plan Name	Subsidiary Name	Total Granted Balance	Total Vested Grant Balance	Total Unvested Grant Balance	Total Outstanding Grant Balance	Total Exercised Grant Balance